Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-256963

The Cheesecake Factory Incorporated Prices Offerings of Convertible Senior Notes and Common Stock

CALABASAS HILLS, Calif.—(BUSINESS WIRE)—June 10, 2021—The Cheesecake Factory Incorporated (NASDAQ: CAKE) (the “Company”) today announced the pricing of its concurrent public offerings of $300,000,000 aggregate principal amount of 0.375% convertible senior notes due 2026 (the “notes”) and 3,125,000 shares of common stock, at a public offering price of $56.00 per share. The issuance and sale of the notes and common stock are scheduled to settle on June 15, 2021, subject to customary closing conditions. The Company also granted the underwriters of the note offering a 30-day option to purchase up to an additional $45,000,000 principal amount of notes solely to cover over-allotments and granted the underwriters of the common stock offering a 30-day option to purchase up to an additional 468,750 shares of common stock solely to cover over-allotments. The completion of the note offering will not be contingent on the completion of the common stock offering, and the completion of the common stock offering will not be contingent on the completion of the note offering.

The Company estimates that the net proceeds from the note offering will be approximately $291.0 million (or approximately $334.8 million if the underwriters of the note offering fully exercise their option to purchase additional notes), after deducting the underwriting discounts and commissions and estimated offering expenses. The Company estimates that the net proceeds from the common stock offering will be approximately $166.9 million (or approximately $192.0 million if the underwriters of the common stock offering fully exercise their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the offerings to fund the cash consideration of approximately $457.4 million payable in the preferred stock repurchase and conversion described below to simplify the capital structure. The Company intends to use the remaining net proceeds for general corporate purposes, including the repayment of debt under the Company’s revolving credit facility.

The Company has entered into agreements with the holders of its outstanding Series A convertible preferred stock pursuant to which the Company will repurchase 150,000 shares of the outstanding Series A convertible preferred stock for approximately $447.0 million in cash and the holder of the remaining outstanding Series A convertible preferred stock will convert the remaining 50,000 shares of the outstanding Series A convertible preferred stock into approximately 2.4 million shares of the Company’s common stock and receive approximately $10.4 million in cash in connection with such conversion. The preferred stock repurchase and conversion are expected to close on June 15, 2021, subject to customary closing conditions and will be contingent on the completion of the note offering and the common stock offering.

The notes will be senior, unsecured obligations of the Company and will accrue interest at a rate of 0.375% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2021. The notes will mature on June 15, 2026, unless earlier repurchased, redeemed or converted. Before February 17, 2026, noteholders will have the right to convert their notes only upon the occurrence of certain events. From and after February 17, 2026, noteholders may convert their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Upon conversion, the Company will settle the conversion value in cash up to the principal amount being converted and any excess of the conversion value over the principal amount in cash, shares of common stock or a combination thereof, at the Company’s election. The initial conversion rate is 12.7551 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $78.40 per share of common stock. The initial conversion price represents a premium of approximately 40% over the public offering price per share of common stock in the common stock offering. The conversion rate will be subject to adjustment upon the occurrence of certain events.

The notes will be redeemable, in whole or in part (subject to certain limitations), for cash at the Company’s option at any time, and from time to time, on or after June 20, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price for a specified period of time. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If a “fundamental change” (as defined in the indenture for the notes) occurs, then, subject to a limited exception, noteholders may require the Company to repurchase their notes for cash. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

J.P. Morgan, BNP PARIBAS, BofA Securities and Wells Fargo Securities are acting as joint book-running managers for the offerings.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities referred to in this press release, nor will there be any sale of any such securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

We have filed a registration statement (including a prospectus) and preliminary prospectus supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable preliminary prospectus supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable preliminary prospectus supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204.

About The Cheesecake Factory Incorporated

The Cheesecake Factory Incorporated is a leader in experiential dining. We are culinary forward and relentlessly focused on hospitality. Delicious, memorable experiences created by passionate people—this defines who we are and where we are going. We currently own and operate 300 restaurants throughout the United States and Canada under brands including The Cheesecake Factory®, North Italia® and a collection within our Fox Restaurant Concepts business. Internationally, 28 The Cheesecake Factory® restaurants operate under licensing agreements. Our bakery division operates two facilities that produce quality cheesecakes and other baked products for our restaurants, international licensees and third-party bakery customers.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion of the offerings, the preferred stock repurchase and conversion and the expected amount and intended use of the net proceeds from the offerings. Forward-looking statements represent the Company’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the preferred stock repurchase and conversion and the offerings and risks relating to the Company’s business, including those described in periodic reports that the Company files from time to time with the SEC. The Company may not consummate the preferred stock repurchase and conversion or the offerings described in this press release and, if the offerings are consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and the Company does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Contact Information

Stacy Feit

(818) 871-3000

investorrelations@thecheesecakefactory.com